Exhibit 99.1

Momo Announces Unaudited Financial Results for the First Quarter 2016

BEIJING, CHINA, May 17, 2016 – Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the first quarter 2016.

First Quarter 2016 Highlights

•	Net revenues increased 93% year over year to $50.9 million.

•	Net income attributable to Momo Inc. was $7.1 million, compared to $6.7 million in the same period last year.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was $12.7 million, compared to $9.4 million in the same period last year.

•	Diluted net income per American Depositary Share (“ADS”) was $0.03, compared to $0.03 in the same period last year.

•	Non-GAAP diluted net income per ADS (note 1) was $0.06, compared to $0.05 in the same period last year.

•	Monthly Active Users (“MAU”)[1] were 72.3 million in March 2016, compared to 78.1 million in March 2015.

“2016 is off to a good start. MAUs are back on the growth track on a sequential basis, thanks to our relentless efforts on product optimization and innovations to drive better user experience. Growing the user base and engagement will continue to stay on top of our priority list. We believe Momo has a great deal of potential for further growth and we will work hard to penetrate deeper into our addressable market.” Commented Yan Tang, Chairman and CEO of Momo.

“Our live broadcasting business, which was launched late last year, was progressing well in the first quarter of 2016. Off the initial success of our live broadcasting service late last year, in March 2016, we further opened up the service to allow every individual user to broadcast live anytime, anywhere with his or her mobile device or PC. In April 2016, we introduced a major update, where live broadcasting is featured as a separate tab. Concurrently with that move, we launched a standalone application called ‘Hani’ for live broadcasting business to grow more independently. At a strategic level, we have seen significant synergies between the core Momo platform and the live broadcasting service. It creates a brand new way for our users to socialize and have fun on our platform. Live broadcasting service not only makes it possible for us to push the boundaries beyond our core use cases and appeal to a new cohort of users, but also builds a gateway for us to enter into other emerging sectors such as China’s booming entertainment industry. We have various initiatives built around it and plan to carry them out step by step.

Looking at other aspects of the quarter, mobile marketing revenue continued its strong momentum, growing more than 100% year over year. In addition to pushing hard to expand our sales coverage, we are even more focused on innovating our marketing solutions and improving our clients’ ROI. We believe these efforts on the backend would allow us to build long term competitive advantages for our mobile marketing business and elevate Momo further up the ladder as a leading mobile marketing platform in China.”

[1]	MAU during a given calendar month is defined as Momo users who accessed the Momo platform through Momo mobile application and utilized any of the functions on the Momo platform for at least one day during the 30-day period counting back from the last day of such calendar month.

First Quarter 2016 Financial Results

Net revenues

Total net revenues were $50.9 million in the first quarter of 2016, an increase of 93% from $26.3 million in the first quarter of 2015.

Live broadcasting service, which was launched in the third quarter of 2015, generated revenues of $15.6 million in the first quarter of 2016 and made it the largest revenue stream for the quarter. The rapid growth in revenues is mainly because more and more users are trying to tap into the live broadcasting business.

Membership subscription revenues were $14.9 million in the first quarter of 2016, an increase of 14% from $13.0 million during the same period of 2015. Members are Momo users who have paid the subscription fees for the membership services. The year over year increase in membership subscription revenues was primarily driven by the increase in average revenues per paying user, due to the premium VIP package introduced in June 2015. Momo members were 3.2 million and 3.1 million as of March 31, 2016 and 2015, respectively.

Mobile marketing revenues were $12.4 million in the first quarter of 2016, an increase of 104% from $6.0 million during the same period of 2015. The significant growth in mobile marketing business was powered by the improving efficiency of the Company’s proprietary in-feed marketing system launched in the second quarter of 2015, as well as more new customers and orders introduced by sales agents engaged since the third quarter of 2015. In addition, powered by strong demand from brand marketers, revenues from display banners were another growth driver within the mobile marketing stream.

Mobile games revenues were $7.4 million in the first quarter of 2016, an increase of 21% from $6.1 million during the first quarter of 2015. The increase in game revenues was mainly due to contributions from two popular games launched in March and June 2015.

Revenues from other services, which mainly consisted of revenues from paid emoticons, were $0.7 million in the first quarter of 2016, a decrease from $1.1 million during the first quarter of 2015.

Cost and expenses

Costs and expenses were $46.1 million in the first quarter of 2016, an increase of 115% from $21.4 million in the first quarter of 2015. The increase was primarily attributable to: (a) an increase in revenue sharing with the broadcasters related to our live broadcasting service and the production costs in connection with Momo Live shows; (b) an increase in personnel related costs including share-based compensation expenses as a result of the Company’s rapidly expanding talent pool; (c) increase in marketing and promotional expenses to expand service accessibility and attract game players; and (d) increased infrastructure related spending, such as bandwidth costs and server depreciation as well as SMS and network costs, driven by strong traffic growth.

Non-GAAP costs and expenses (note 1) were $40.5 million in the first quarter of 2016, an increase of 117% from $18.7 million during the same period last year.

Income from operations

Income from operations was $4.9 million in the first quarter of 2016, compared to $5.0 million during the same period last year.

Non-GAAP income from operations (note 1) was $10.6 million in the first quarter of 2016, compared to $7.8 million during the same period last year.

Net income

Net income attributable to Momo Inc. was $7.1 million in the first quarter of 2016, compared to $6.7 million during the same period last year.

Non-GAAP net income (note 1) attributable to Momo Inc. was $12.7 million in the first quarter of 2016, compared to $9.4 million during the same period last year.

Net income per ADS

Diluted net income per ADS was $0.03 in the first quarter of 2016, compared to $0.03 in the first quarter of 2015.

Non-GAAP diluted net income per ADS (note 1) was $0.06 in the first quarter of 2016, compared to $0.05 in the first quarter of 2015.

Cash and cash flow

As of March 31, 2016, Momo’s cash, cash equivalents and term deposits totaled $466.0 million compared to $469.5 million as of December 31, 2015. Net cash provided by operating activities in the first quarter of 2016 was $5.6 million compared to $8.7 million for the same quarter of 2015.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income from operations, net income attributable to Momo Inc., and diluted earnings per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation. A limitation of using these non-GAAP financial measures is that share-based compensation charge has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Tuesday, May 17, 2016 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m. Beijing / Hong Kong Time on May 17, 2016).

Dial-in details for the earnings conference call are as follows:

International: +65 6713 5090

U.S. Toll Free: +1 866 519 4004

Hong Kong Toll Free: 800-906601

Mainland China: 4006-208038

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Daylight Time, May 25, 2016. The dial-in details for the replay are as follows:

International: +61-2-8199 0299

U.S. Toll Free: +1 855 452 5696

Passcode: 3296584

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application, the Hani mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. Momo users are also able to enjoy live broadcasts on our platform. For more information, please visit http://ir.immomo.com.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +861057310538

Email: ir@immomo.com

Christensen In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our unaudited results for the first quarter of 2016 and our management quotes.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter of 2016 are preliminary, unaudited and subject to audit adjustment. In addition, we may be unable to grow our business in the manner planned. We may also modify our strategy for growth. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, and our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months ended March 31
	2015	2016
Net revenues:
Live broadcasting service	—	15,578
Membership subscription	13,021	14,863
Mobile marketing	6,044	12,358
Mobile games	6,134	7,434
Other services	1,125	689

Total net revenues	26,324	50,922
Cost and expenses:
Cost of revenues	(5,682)	(20,230)
Research and development	(4,710)	(6,890)
Sales and marketing	(6,779)	(12,522)
General and administrative	(4,268)	(6,507)

Total cost and expenses	(21,439)	(46,149)
Other operating income	154	154

Income from operations	5,039	4,927
Interest income	1,808	1,699

Income before income tax and share of income on equity method investments	6,847	6,626
Income tax expenses	(151)	(554)

Income before share of income on equity method investments	6,696	6,072
Share of income on equity method investments	3	979

Net income attributable to Momo Inc.	6,699	7,051

Net income per share attributable to ordinary shareholders
Basic	0.02	0.02
Diluted	0.02	0.02
Weighted average shares used in calculating net income per ordinary share
Basic	320,505,354	355,183,878
Diluted	401,886,574	404,466,305

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months ended March 31
	2015	2016
Net income attributable to Momo Inc.	6,699	7,051
Other comprehensive income, net of tax of nil
Foreign currency translation adjustment	110	600

Comprehensive income attributable to Momo Inc. shareholders	6,809	7,651

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

( US dollars in thousands)

	December 31 2015	March 31 2016
Assets
Current assets
Cash and cash equivalents	169,469	196,472
Term deposits	300,000	269,509
Accounts receivable, net of allowance for doubtful accounts of $nil and $nil as of December 31, 2015 and March 31, 2016, respectively	14,896	17,966
Prepaid expenses and other current assets	18,297	16,558
Amount due from related parties	1,175	1,047

Total current assets	503,837	501,552
Property and equipment, net	16,259	15,890
Rental deposits	743	874
Long term investments	19,318	30,951
Other non-current assets	2,000	—

Total assets	542,157	549,267

Liabilities and equity
Current liabilities
Accounts payable	10,445	18,226
Deferred revenue	28,274	26,700
Accrued expenses and other current liabilities	26,694	14,248
Amount due to related parties	6,532	6,715

Total current liabilities	71,945	65,889
Other non-current liabilities	1,826	1,672

Total liabilities	73,771	67,561
Shareholder’s equity (Note a)	468,386	481,706

Total liabilities and shareholder’s equity	542,157	549,267

Note a: As of March 31, 2016, the number of ordinary shares issued and outstanding was 384,253,289.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(US dollars in thousands)

	Three months Ended March 31
	2015	2016
Cash flows from operating activities:
Net income attributable to Momo Inc.	6,699	7,051
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	1,242	2,063
Share-based compensation	2,743	5,645
Investing income	(3)	(979)
Loss on disposal of property and equipment	5	1
Changes in operating assets and liabilities:
Accounts receivable	(5,673)	(2,959)
Prepaid expenses and other current assets	(2,848)	2,011
Amount due from related parties	(2,493)	131
Rental deposits	57	(127)
Accounts payable	919	6,748
Income tax payable	151	—
Deferred revenue	3,361	(1,680)
Accrued expenses and other current liabilities	2,188	(12,374)
Amount due to related parties	69	181
Other non-current liabilities	2,290	(154)

Net cash provided by operating activities	8,707	5,558
Cash flows from investing activities:
Purchase of property and equipment	(2,020)	(802)
Proceeds from disposal of property and equipment	—	2
Payment for long term investments	(3,608)	(8,529)
Purchase of term deposits	(350,000)	(269,286)
Cash received on maturity of term deposits	—	300,000

Net cash (used in) provided by investing activities	(355,628)	21,385
Cash flows from financing activities:
Proceeds from exercise of options	—	30
Deferred payment of purchase of property and equipment	—	(133)
Payment for IPO costs	(2,134)	—

Net cash used in financing activities	(2,134)	(103)
Effect of exchange rate on cash and cash equivalents	53	163

Net (decrease) increase in cash and cash equivalents	(349,002)	27,003
Cash and cash equivalents at beginning of period	450,968	169,469

Cash and cash equivalents at end of period	101,966	196,472

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months				Three months
	ended March 31, 2015				ended March 31, 2016
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Cost and operating expenses	(21,439)	2,743	(a)	(18,696)	(46,149)	5,645	(b)	(40,504)
Income from operations	5,039	2,743	(a)	7,782	4,927	5,645	(b)	10,572
Net income attributable to Momo Inc.	6,699	2,743	(a)	9,442	7,051	5,645	(b)	12,696

Notes:

(a)	Adjustments to exclude share-based compensation of $2,743 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $5,645 from the unaudited condensed consolidated statements.